Hancock Holding Company

One Hancock Plaza, 2510 14th Street

Gulfport, MS 39501

April 1, 2011

VIA EDGAR AND E-MAIL

Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Hancock Holding Company Amendment No. 3 to Registration Statement on Form S-4 Filed March 31, 2011 and Documents Incorporated by Reference

            File No. 333-171882

Dear Ms. Purnell:

Hancock Holding Company (the “Registrant”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 3:30 p.m. on April 1, 2011, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•        Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381 with any questions you may have concerning this request.  In addition, please notify Mr. Demmo when this request for acceleration has been granted.

                                                                                                Hancock Holding Company

                                                                                                By:      /s/ Joy Lambert Phillips

                                                                                                            Joy Lambert Phillips

                                                                                                            Executive Vice President and                                                                                                             General Counsel

cc:  Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz